Exhibit 99.1

OSISKO DEVELOPMENT CORP.

. . . . . . . . . . . . . . . . . .

Unaudited Condensed Interim

Consolidated Financial Statements

For the three months ended

March 31, 2026 and 2025

Osisko Development Corp.

Consolidated Statements of Financial Position

As at March 31, 2026 and December 31 2025

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars)

		March 31,	December 31,
		2026	2025

	Notes	$	$
Assets

Current assets

Cash and cash equivalents	3	594,286	422,283
Amounts receivable		5,338	9,357
Inventories		12,178	7,845
Other current assets		1,850	2,803
		613,652	442,288
Assets classified as held for sale	13	—	37,523
		613,652	479,811
Non-current assets

Investments in associates		13,360	15,092
Other investments	10	30,985	15,496
Mining interests and property, plant and equipment	4	714,657	644,326
Exploration and evaluation	5	98,607	89,635
Other assets		26,456	17,914
		1,497,717	1,262,274
Liabilities

Current liabilities

Accounts payable and accrued liabilities		51,689	30,594
Current portion of long-term debt and lease liabilities	6	7,278	6,771
Deferred consideration and contingent payments		3,485	3,427
Contract liability		611	643
Environmental rehabilitation provision	7	6,974	6,970
Warrant liability	8	188,498	225,000
		258,535	273,405
Liabilities associated with assets held for sale	13	—	58,446
		258,535	331,851
Non-current liabilities

Long-term debt and lease liabilities	6	148,686	137,786
Deferred consideration and contingent payments		5,548	5,364
Contract liability		4,165	4,041
Flow-through premium liability		7,623	8,334
Environmental rehabilitation provision	7	91,755	92,209
		516,312	579,585
Equity

Share capital	8	1,655,863	1,416,739
Warrants	8	6,056	20,884
Contributed surplus		27,864	20,976
Accumulated other comprehensive loss		(1,179)	(9,135)
Deficit		(707,199)	(766,775)
		981,405	682,689
		1,497,717	1,262,274

Going concern (Note 1)

Subsequent event (Note 14)

APPROVED ON BEHALF OF THE BOARD
(signed) Sean Roosen, Director	(signed) Charles Page, Director

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Development Corp.

Consolidated Statements of Loss

For the three months ended March 31, 2026 and 2025

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

		Three months ended
		March 31,
		2026	2025

	Notes	$	$
Revenues		2,214	—
Operating expenses
Cost of sales		(671)	—
Other operating costs		(676)	(8,763)
General and administrative		(10,035)	(6,283)
Impairment of assets		(493)	(25,793)
Operating loss		(9,661)	(40,839)
Finance costs		(1,768)	(1,814)
Share of income (loss) of associates		(335)	(128)
Change in fair value of warrant liability	8	32,883	6,699
Other income (expense), net		10,807	2,615
Income (loss) from continuing activities before income taxes		31,926	(33,467)
Income tax recovery (expense)		291	3
Net income (loss) from continuing activities		32,217	(33,464)
Net income (loss) from discontinued activities	13	28,001	(3,866)
Net income (loss)		60,218	(37,330)

Basic net income (loss) per share from continuing activities		0.11	(0.24)
Diluted net income (loss) per share from continuing activities		0.10	(0.24)

Basic net income (loss) per share		0.21	(0.27)
Diluted net income (loss) per share		0.19	(0.27)

Basic and diluted weighted average number of shares outstanding		285,208,988	136,605,758
Diluted weighted average number of shares outstanding		311,051,614	136,605,758

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Development Corp.

Consolidated Statements of Comprehensive Loss

For the three months ended March 31, 2026 and 2025

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars)

	Three months ended
	March 31,
	2026	2025
	$	$
Net income (loss)	60,218	(37,330)

Other comprehensive income (loss)

Items that will not be reclassified to the consolidated statements of loss

Changes in fair value of financial assets at fair value through comprehensive income (loss)	1,512	295
Income tax effect	(291)	(3)
Share of other comprehensive income (loss) of associates	—	—

Items that may be reclassified to the consolidated statements of loss

Currency translation adjustments	6,093	(1,681)
Other comprehensive income (loss)	7,314	(1,389)
Comprehensive income (loss)	67,532	(38,719)

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Development Corp.

Consolidated Statements of Cash Flows

For the three months ended March 31, 2026 and 2025

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars)

		Three months ended
		March 31,
		2026	2025
	Notes	$	$
Operating activities
Net income (loss)		32,217	(33,464)
Adjustments for:
Share-based compensation	9	1,102	359
Depreciation		452	1,306
Finance costs		1,768	880
Share of loss of associates		335	128
Change in fair value of financial assets and liabilities at fair value through profit and loss		470	160
Change in fair value of warrant liability	8	(32,883)	(6,699)
Unrealized foreign exchange gain		(6,324)	(1,350)
Deferred income tax recovery		(291)	(3)
Impairment of assets		493	25,793
Cumulative catch-up adjustment on contract liability		16	3
Premium on flow-through share		(710)	—
Proceeds from contract liability		(60)	—
Environmental rehabilitation obligations	7	(574)	—
Other		(93)	(818)
Environmental rehabilitation obligations paid		(490)	—
Net cash flows used in operating activities before changes in non-cash working capital items		(4,572)	(13,705)
Changes in non-cash working capital items
Decrease in amounts receivable		4,080	1,092
Decrease (Increase) in inventory		(2,283)	36
Decrease (Increase) in other current assets		889	(31)
Increase in accounts payable and accrued liabilities		3,586	1,700
Net cash flows provided by (used in) continuing operating activities		1,700	(10,908)
Net cash flows provided by (used in) discontinued operating activities		190	(1,596)
Net cash flows provided by (used in) operating activities		1,890	(12,504)
Investing activities
Additions to mining interests and property, plant and equipment		(59,354)	(12,814)
Additions to exploration and evaluation assets		(4,309)	(2,508)
Proceeds on disposals of property, plant and equipment and assets classified as held for sale		—	531
Proceeds on disposals of investments		1,041	359
Reclamation deposit		(700)	—
Net cash flows used in continuing investing activities		(63,322)	(14,432)
Net cash flows used in discontinued investing activities		—	(11)
Net cash flows used in investing activities		(63,322)	(14,443)
Financing activities
Proceeds from equity financings	8	196,249	—
Other issuance of common shares		50	24
Share and warrant issue expense and financing fees		(10,958)	(220)
Proceeds from exercise of warrants and options		36,539	—
Long-term debt and financing of equipment draw down	6	5,183	—
Repayment of long-term debt and leases	6	(1,259)	(1,716)
Withholding taxes on settlement of restricted units		—	(33)
Net cash flows provided by continuing financing activities		225,804	(1,945)
Net cash flows used in discontinued financing activities		—	—
Net cash flows provided by financing activities		225,804	(1,945)
Increase (decrease) in cash and cash equivalents before impact of exchange rate		164,372	(28,892)
Effects of exchange rate changes on cash and cash equivalents		8,350	(164)
Increase (decrease) in cash and cash equivalents		172,722	(29,056)
Cash balance related to asset held for sale		(719)	—
Cash and cash equivalents – Beginning of period		422,283	106,653
Cash and cash equivalents – End of period		594,286	77,597

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Development Corp.

Consolidated Statements of Changes in Equity

For the three months ended March 31, 2026

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars except number of shares)

		Number of				Accumulated
		common				other
		shares	Share		Contributed	comprehensive
	Notes	outstanding	capital	Warrants	surplus	loss	Deficit	Total
			$	$	$	$	$	$
Balance – January 1, 2026		255,069,516	1,416,739	20,884	20,976	(9,135)	(766,775)	682,689

Net income		—	—	—	—	—	60,218	60,218
Other comprehensive income, net		—	—	—	—	7,314	—	7,314
Comprehensive loss		—	—	—	—	7,314	60,218	67,532
Transfer of realized loss on financial assets at fair value through other comprehensive income (loss), net of taxes		—	—	—	—	642	(642)	—
Private placement - February 2026	8	40,607,650	196,249	—	—	—	—	196,249
Share issue expense		—	(10,239)	—	—	—	—	(10,239)
Share-based compensation:
- Share options		—	—	—	638	—	—	638
- Restricted and deferred share units		—	—	—	522	—	—	522
Shares issued - employee share purchase plan		15,370	74	—	—	—	—	74
Shares issued from RSU/DSU settlement		—	—	—	—	—	—	—
Exercise of warrants	8	8,888,919	52,920	(9,024)	—	—	—	43,896
Warrants expired		—	—	(5,804)	5,804
Exercise of share options		15,300	120	—	(76)	—	—	44
Balance – March 31, 2026		304,596,755	1,655,863	6,056	27,864	(1,179)	(707,199)	981,405

As at March 31, 2026, accumulated other comprehensive loss includes items that will not be reclassified to the consolidated statements of income or loss amounting to a loss of $(13.7) million. Items that may be recycled to the consolidated statements of loss amount to $12.4 million.

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Development Corp.

Consolidated Statements of Changes in Equity

For the three months ended March 31, 2025

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except number of shares)

	Number of				Accumulated
	common				other
	shares	Share		Contributed	comprehensive
	outstanding	capital	Warrants	surplus	loss	Deficit	Total
		$	$	$	$	$	$
Balance – January 1, 2025	136,580,233	1,137,362	11,859	20,228	(503)	(598,317)	570,629

Net loss	—	—	—	—	—	(37,330)	(37,330)
Other comprehensive income, net	—	—	—	—	(1,389)	—	(1,389)
Comprehensive income (loss)	—	—	—	—	(1,389)	(37,330)	(38,719)
Transfer of realized loss on financial assets at fair value through other comprehensive income (loss), net of taxes	—	—	—	—	162	(162)	—
- Share options	—	—	—	406	—	—	406
- Restricted and deferred share units	—	—	—	(7)	—	—	(7)
Shares issued - employee share purchase plan	27,952	69	—	—	—	—	69
Shares issued from RSU/DSU settlement	13,303	168	—	(367)	—	162	(37)

Balance – March 31, 2025	136,621,488	1,137,599	11,859	20,260	(1,730)	(635,647)	532,341

As at March 31, 2025, accumulated other comprehensive loss includes items that will not be reclassified to the consolidated statements of income or loss amounting to a loss of $(20.8) million. Items that may be recycled to the consolidated statements of loss amount to $19.1 million.

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Development Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and 2025

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

1.	Nature of operations and going concern

Osisko Development Corp. (“Osisko Development” or the “Company”) is a mineral exploration and development company focused on the acquisition, exploration and development of precious metals resource properties in continental North America.  Osisko Development is focused on exploring and developing its mining assets, including the Cariboo Gold Project in British Columbia and the Trixie Test Mine in the USA.

The Company’s registered and business address is 1100, avenue des Canadiens-de-Montréal, suite 300, Montreal, Québec and is constituted under the Canada Business Corporations Act. The common shares of Osisko Development trade under the symbol ODV on the TSX Venture Exchange (“TSX-V”) and on the New York Stock Exchange (“NYSE”).

These unaudited condensed interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business as they come due. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to twelve months from the end of the reporting period. As at March 31, 2026, the Company has a working capital of $355.1 million, which includes a cash and cash equivalent balance of $594.3 million. The Company also has an accumulated deficit of $707.2 million and incurred a net income of $60.2 million for the three months ended March 31, 2026.

The working capital position as at March 31, 2026 combined with the available credit facilities (see Note 6) will not be sufficient to meet the Company’s obligations, commitments and forecasted expenditures up to March 2027. The working capital balance excludes the remaining tranches of the 2025 Financing Facility (as defined below) with Appian, totalling  US$350 million which are subject to conditions precedent that had not been satisfied as at March 31, 2026 (see Note 6). Management is aware, in making its assessment, of material uncertainties related to events and conditions that may cast a substantial doubt upon the Company's ability to continue as a going concern as described in the preceding paragraph, and accordingly, the appropriateness of the use of accounting principles applicable to a going concern. These unaudited condensed interim consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, expenses and financial position classifications that would be necessary if the going concern assumption was not appropriate. These adjustments could be material.

The Company’s ability to continue future operations and fund its planned activities is dependent on management’s ability to secure additional financing in the future, which may be completed in several ways including, but not limited to, a combination of selling assets and investments from its portfolio, project debt finance, offtake or royalty financing and other capital market alternatives. Failure to access available credit facilities, and secure future financings may impact and/or curtail the planned activities for the Company, which may include, but are not limited to, the suspension of certain development activities and the disposal of certain assets and investments to generate liquidity. While management has been successful in securing financing in the past, there can be no assurance that it will be able to do so in the future or that these sources of funding or initiatives will be available to the Company or that they will be available on terms which are acceptable to the Company. If Management is unable to obtain new funding, the Company may be unable to continue its operations, and amounts realized for assets might be less than the amounts reflected in these unaudited condensed interim consolidated financial statements.

2.	Basis of presentation and Statement of compliance

These unaudited condensed interim consolidated financial statements have been prepared in accordance with the IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and as applicable to the preparation of interim financial statements, including IAS 34 Interim Financial Reporting. Accordingly, certain disclosures included in the annual financial statements prepared in accordance with IFRS have been condensed or omitted and these unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2025. The accounting policies, methods of computation and presentation applied in the preparation of these unaudited condensed interim consolidated financial statements are consistent with those of the previous financial year.

Osisko Development Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and 2025

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

The Board of Directors approved these unaudited condensed interim consolidated financial statements for issue on May 11, 2026.

New Amendments adopted during the period

IFRS 9 Financial Instruments and IFRS 7 Financial Instruments

On May 30, 2024, the IASB issued targeted amendments to IFRS 9 and IFRS 7, which respond to recent questions arising in practice. The amendments were issued to:

●	clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;
●	clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest criterion;
●	add new disclosures for certain instruments with contractual terms that can change cash flows; and
●	update disclosures for equity instruments designated at fair value through other comprehensive income.

The amendments to IFRS 9, Financial Instruments, and IFRS 7, Financial Instruments: Disclosures, are effective for annual periods beginning on or after January 1, 2026 and are applied prospectively with no restatement of comparatives per the initial transition requirements of these amendments. The amendments clarify that a financial liability is derecognized on the settlement date, being the date on which the obligation is extinguished. The Company has not elected the optional exception to derecognize financial liabilities settled through an electronic payment system prior to the settlement date. The Company's existing accounting policy is to derecognize financial liabilities when settlement is confirmed at the bank, which is consistent with the settlement-date derecognition requirements clarified by these amendments. The adoption of these amendments had no material impact on the Company's condensed interim consolidated financial statements for the three months ended March 31, 2026.

3.	Cash and cash equivalents

As at March 31, 2026 and December 31 2025, the consolidated cash and cash equivalents position was as follows:

	2026	2025
	$	$
Cash and cash equivalents held in Canadian dollars	168,457	112,912

Cash and cash equivalents held in U.S. dollars	300,569	220,426
Cash and cash equivalents held in U.S. dollars (Canadian dollars equivalent)	418,964	302,115

Cash held and cash equivalents in Mexican Pesos	88,556	95,200
Cash held and cash equivalents in Mexican Pesos (Canadian dollars equivalent)	6,865	7,256
	594,286	422,283

As at March 31, 2026, cash and cash equivalents include guaranteed investment certificates (“GIC”) totaling $412.3 million, bearing an interest rate ranging from 2.53% to 3.92% and maturing between May 11, 2026 and May 26, 2026. These GICs are held with Canadian chartered banks which reduces its credit risk. These GICs are redeemable on demand or have original maturities of three months of less.

Osisko Development Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and 2025

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

4.	Mining interests and property, plant and equipment

	Plant and	Mining	Right-of-use	Construction-
	Equipment	Interests	assets	in-progress	2026
	$	$		$	$
Cost– Beginning of period	95,829	506,055	9,892	72,802	684,578
Additions	4,144	17,869	24	46,838	68,875
Assets classified as held for sale and other disposals	(229)	—	—	—	(229)
Asset retirement obligations	—	(391)	—	—	(391)
Depreciation capitalized	—	1,506	—	—	1,506
Share-based compensation capitalized	—	14	—	—	14
Impairment	(493)	—	—	—	(493)
Other	—	—	—	—	—
Borrowing costs	—	4,495	—	—	4,495
Transfers	25,403	—	—	(25,403)	—
Currency translation adjustments	492	684	20	38	1,234
Cost – End of period	125,146	530,232	9,936	94,275	759,589

Accumulated depreciation – Beginning of period	36,064	667	3,521	—	40,252
Depreciation	3,038	1,286	223	—	4,547
Assets classified as held for sale and other disposals	(191)	—	—	—	(191)
Currency translation adjustments	271	40	13	—	324
Accumulated depreciation – End of period	39,182	1,993	3,757	—	44,932

Cost	125,146	530,232	9,936	94,275	759,589
Accumulated depreciation	(39,182)	(1,993)	(3,757)	—	(44,932)
Net book value	85,964	528,239	6,179	94,275	714,657

Osisko Development Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and 2025

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

	Plant and	Mining	Right-of-use	Construction-
	Equipment	Interests	assets	in-progress	2025
	$	$		$	$
Cost– Beginning of period	107,818	510,986	6,045	15,525	640,374
Additions	10,548	32,582	3,947	59,707	106,784
Assets classified as held for sale and other disposals	(21,992)	(30,483)	(31)	—	(52,506)
Asset retirement obligations	—	4,545	—	—	4,545
Depreciation capitalized	—	2,834	—	—	2,834
Share-based compensation capitalized	—	134	—	—	134
Impairment	(1,091)	(25,344)	(9)	(2,231)	(28,675)
Borrowing costs	—	10,140	—	—	10,140
Transfers	94	—	—	(94)	—
Currency translation adjustments	452	661	(60)	(105)	948
Cost – End of period	95,829	506,055	9,892	72,802	684,578

Accumulated depreciation – Beginning of period	39,458	4,316	2,807	—	46,581
Depreciation	11,105	1,264	782	—	13,151
Assets classified as held for sale and other disposals (i)	(14,180)	(5,357)	(31)	—	(19,568)
Impairment	(745)	—	(9)	—	(754)
Currency translation adjustments	426	444	(28)	—	842
Accumulated depreciation – End of period	36,064	667	3,521	—	40,252

Cost	95,829	506,055	9,892	72,802	684,578
Accumulated depreciation	(36,064)	(667)	(3,521)	—	(40,252)
Net book value	59,765	505,388	6,371	72,802	644,326
(i)	On November 24, 2025, the Company entered into an agreement to sell the San Antonio Gold Project. Accordingly, all assets related to the San Antonio Gold Project were reclassified to assets classified as held for sale as at December 31, 2025. The sale closed on January 27, 2026. Additional information is provided in Note 13 – Assets Classified as Held for Sale and discontinued operations.

NSR Royalty and Streams

OR holds a 5% NSR royalty on the Cariboo Gold Project and a 2% to 2.5% stream on all refined metals on the Tintic properties. The Cariboo Gold 5% NSR royalty is perpetual and is secured by a debenture on all of Barkerville Gold Mines Ltd. (“Barkerville”) movable and immovable assets, including Barkerville’s interest in the property and mineral rights, in an amount not less than $150 million. The security is first-ranking, subject to permitted encumbrances.

In connection with the acquisition of Tintic in May 2022, the Company issued aggregate 2% NSR royalties, with a 50% buyback right in favour of Osisko Development exercisable within five years.

Impairment assessment

On April 28, 2025, the Company disclosed the results of its optimized feasibility study on the Cariboo Gold Project (“2025 FS”). The 2025 FS considers a single milling facility at the mine site for processing, removing the need to transport flotation concentrate to the QR Mill. This change was considered an indicator of impairment for the QR Mill

Osisko Development Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and 2025

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

and, accordingly, management performed an impairment assessment and recorded an impairment charge of $25.3 million on the mining interests related to the QR Mill during the first quarter of 2025.

5.	Exploration and evaluation

	2026	2025
	($)	($)

Net book value - Beginning of period	89,635	86,258
Additions	7,542	6,603
Depreciation capitalized	6	823
Currency translation adjustments	1,424	(4,049)
Net book value – End of period	98,607	89,635

Cost	198,814	189,842
Accumulated impairment	(100,207)	(100,207)
Net book value – End of period	98,607	89,635

6.	Long-term debt and lease liabilities

	2026	2025
	($)	($)
Balance – Beginning of period	144,557	46,639
Additions net of financing fees – 2025 Financing Facility	—	120,241
Additions – Mining equipment financings	5,183	8,335
Repayment of Credit Facility and mining equipment financings	(1,259)	(38,709)
Interest capitalized	5,235	12,568
Interest paid	—	(2,422)
Currency translation adjustments	2,248	(2,095)
Balance – End of period	155,964	144,557

Current portion	7,278	6,771
Non-current portion	148,686	137,786
	155,964	144,557

2025 Financing Facility

On July 21, 2025, the Company entered into a credit agreement with Appian ODV (Jersey) Ltd and other lenders, providing for a US$450 million senior secured credit facility (the “2025 Financing Facility”).

The 2025 Financing Facility is intended to fund pre-construction activities, development, construction, operation and working capital requirements of the Cariboo Gold Project and Barkerville. The facility is non-revolving and available in multiple advances: an initial draw of US$100 million ($137.2 million) was made on July 21, 2025. Up to four subsequent draws of at least US$50 million each may be made within 36 months of the closing date, subject to the satisfaction of certain conditions precedent required by the lender, which had not been met as at March 31, 2026.

Osisko Development Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and 2025

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

The facility matures on July 21, 2028, being three years from the closing date. However, if any subsequent advance is drawn, the maturity date is extended to July 21, 2033, being eight years from the closing date.

The obligations under the 2025 Financing Facility are guaranteed by the Company pursuant to a limited recourse guarantee and secured by a first-ranking security interest against all of the shares of Barkerville held by the Company. Additionally, the obligations are secured by a first- ranking security interest over all present and future assets and property of Barkerville. The facility includes customary financial and non-financial covenants, including minimum liquidity, tangible net worth, and project-specific coverage ratios. As at March 31, 2026, all such covenants were met

Schedule of payments

The schedule for expected payments of the mining equipment financings and Financing Facility are as follows:

	Less than 1 year	1-2 years	3-4 years	Over 5 years
	$	$	$	$
Total payments – Mining equipment financings and lease liabilities	6,124	9,631	443	117
Total payments – Financing Facility (principal)	—	137,286	—	—

7.	Environmental rehabilitation provision

	2026	2025
	($)	($)
Balance – Beginning of period	99,179	90,803
New obligations and revision of estimates	(965)	23,169
Accretion expense	844	3,547
Payment of environmental rehabilitation obligations	(490)	(667)
Transfer to liabilities associated with asset held for sale (i)	—	(18,818)
Currency translation adjustment	161	1,145
Balance – End of period	98,729	99,179

Current portion	6,974	6,970
Non-current portion	91,755	92,209
	98,729	99,179
(i)	On November 24, 2025, the Company entered into an agreement to sell the San Antonio Gold Project. Accordingly, all assets related to the San Antonio Gold Project were reclassified to assets classified as held for sale as at December 31, 2025. The sale closed on January 27, 2026. Additional information is provided in Note 13 – Assets Classified as Held for Sale and discontinued operations.

The environmental rehabilitation provision represents the legal and contractual obligations associated with the eventual closure of the Company’s mining interests, property, plant and equipment and exploration and evaluation assets. As at March 31, 2026, the estimated inflation-adjusted undiscounted cash flows required to settle the environmental rehabilitation amounts to $283.7 million (December 31, 2025 – $285.5 million). The weighted average actualization rate used is approximately 3.39% (December 31, 2025 – 3.36%) and the disbursements are expected to be made between 2025 and 2129 as per the current closure plans.

As of March 31, 2026, the Company maintains environmental bonding insurance of $79.0 million, including US$6.1 million ($8.5 million) denominated in U.S dollars.

Osisko Development Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and 2025

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

8.	Share Capital and Warrants

Shares

February 2026 Bought Deal

On February 3, 2026, the Company completed a prospectus offering (the "Offering") of common shares of the Company. The Offering was completed on a "bought deal" basis, pursuant to an underwriting agreement dated January 27, 2026, among the Company and a syndicate of underwriters comprising National Bank Capital Markets, RBC Capital Markets and Cantor, as co-lead underwriters and co-bookrunners, and BMO Capital Markets (collectively, the "Underwriters"). Pursuant to the Offering, the Company issued an aggregate of 40,607,650 Common Shares at a price of US$3.54 per Common Share for aggregate gross proceeds of US$143.8 million ($196.3 million), including the exercise in full by the Underwriters of their over-allotment option.

In connection with the Offering, the Company incurred share issuance costs of approximately $10.3 million, including underwriters’ fees equal to 4.5% of gross proceeds. Issuance costs allocated to common shares were recorded as a deduction from share capital.

Warrants

Warrant liability

The warrants issued in connection with the 2022 non-brokered private placement, the 2024 non-brokered and brokered private placements and the 2025 non-brokered and brokered private placements include embedded derivatives as they are exercisable in U.S. dollars and, therefore, fail the “fixed for fixed” requirements prescribed in IAS 32 Financial Instruments: presentation. As a result, they are classified as a liability and measured at fair value. The liability is revalued at its estimated fair value using the Black-Scholes option pricing model at the end of each reporting period, and the variation in the fair value is recognized on the consolidated statements of loss under Change in fair value of warrant liability. Upon exercise of the warrants, the Company will issue shares, and will not be required to pay any cash.

The movement of the warrants liability, classified as financial instruments at fair value through profit or loss, is as follows:

	2026	2025
	$	$
Fair value through profit or loss (warrants)
Balance – Beginning of period	225,000	67,852
Additions	—	75,769
Change in fair value	(32,883)	88,438
Fair value transferred to Share Capital on Exercise	(7,400)	(2,042)
Foreign exchange	3,781	(5,017)
Balance – End of period	188,498	225,000

Osisko Development Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and 2025

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

In absence of quoted market prices, the fair value of the warrants exercisable in U.S. dollars is determined using the Black-Scholes option pricing model based on the following weighted average assumptions and inputs:

	2026	2025
Dividend per share	0%	0%
Expected volatility(i)	62.1%	61.6%
Risk-free interest rate	3.7%	3.5%
Expected life	2.2 years	2.4 years
Exercise price (US$)	3.62	3.59
Share price (US$)	3.25	3.49

The warrant liability is exposed to changes in expected volatility and share price. Based on the warrant liability balance as at March 31, 2026, a 5% change in expected volatility would increase or decrease the warrant liability and the related change in fair value by $6.1 million. A 5% increase in the Company's share price would increase the warrant liability and the related change in fair value by $17.4 million, while a decrease of 5% would decrease the warrant liability and the related change in fair value by $16.9 million. These sensitivities are calculated independently, and actual changes in fair value may differ if multiple assumptions change simultaneously.

The following table summarizes the Company’s movements for the warrants outstanding:

	2026		2025
		Weighted		Weighted
	Number of	average	Number of	average
	Warrants	exercise price	Warrants	exercise price
		$		$
Balance – Beginning of period	132,376,167	5.71	78,068,475	7.17
Issued – 2025 Financing Facility	—	—	5,625,031	4.43
Issued – 2025 Non-brokered private placement	—	—	20,252,661	3.53
Issued – 2025 Brokered private placement	—	—	29,280,000	3.53
Expired – 2023 Bought Deal	(7,841,850)	8.55	—	—
Exercised - 2024 Brokered private placement	—	—	(850,000)	4.14
Exercised - 2024 Non-Brokered private placement	(13,888)	4.17
Exercised - 2025 Financing Facility	(5,625,031)	4.43
Exercised - 2025 Brokered Private Placement	(3,250,000)	3.54	—	—
Balance – End of period	115,645,398	5.65	132,376,167	5.71

Osisko Development Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and 2025

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

The outstanding warrants have the following classification, maturity dates and exercise terms:

Placement	Classification	Maturity	Number of Warrants	Exercise Price
2022 Brokered private placement	Equity	02-Mar-27	7,752,916		$14.75
2022 Non-brokered private placement	Liability	27-May-27	11,363,933	US$	10.70
2024 Non-brokered private placement	Liability	01-Oct-29	19,149,522	US$	3.00
2024 Brokered private placement	Liability	01-Oct-29	31,096,366	US$	3.00
2025 Non-Brokered private placement	Liability	15-Aug-27	20,252,661	US$	2.56
2025 Brokered private placement	Liability	15-Aug-27	26,030,000	US$	2.56

(i)	The maturity is subject to an acceleration clause. If, at any time after 15 months from the closing date, the closing price of the Common Shares on the TSX-V or NYSE exceeds the exercise price for 20 consecutive trading days, the Company may, within 10 days, notify holders to accelerate the expiry date to 30 days from the notice date.

9.	Share-based compensation

Share options

The omnibus incentive plan (the “Omnibus Plan”) provides for the issuance of stock options to acquire common shares to directors, officers, employees, consultants or investor relation service providers of the Company.

The following table summarizes information about the movement of the share options under the Company’s plan:

	2026		2025
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price
		$		$
Outstanding – Beginning of period	5,406,594	4.16	5,229,369	5.53
Granted	—	—	1,514,300	2.51
Exercised	(15,300)	2.88	(18,733)	2.88
Forfeited	(45,634)	2.40	(845,600)	2.97
Expired	(17,200)	17.44	(472,742)	16.21
Outstanding – End of period	5,328,460	4.14	5,406,594	4.16
Exercisable – End of period	2,099,427	5.91	2,081,127	6.05

Osisko Development Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and 2025

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

The following table summarizes the share options outstanding as at March 31, 2026:

		Options outstanding		Options exercisable
			Weighted		Weighted
			average		average
	Exercise		remaining contractual		remaining contractual
Grant date	price	Number	life (years)	Number	life (years)
	$
June 23, 2021	21.30	93,498	0.23	93,498	0.23
August 16, 2021	16.89	31,199	0.38	31,199	0.38
November 12, 2021	16.20	13,997	0.52	13,997	0.52
June 30, 2022	6.49	452,800	1.22	452,800	1.22
November 18, 2022	6.28	77,500	1.32	77,500	1.32
April 3, 2023	6.59	891,467	1.95	607,634	1.93
April 3, 2024	2.88	136,999	2.87	42,065	2.55
July 4, 2024	2.72	2,224,300	3.26	741,434	3.26
April 2, 2025	2.20	132,800	4.01	—	—
May 13, 2025	2.57	1,273,900	4.02	39,300	0.83
	4.14	5,328,460	2.95	2,099,427	2.11

The fair value of the share options is recognized as compensation expense over the vesting period. During the three ended March 31, 2026, the total share-based compensation related to share options granted under the Company’s plan amounted to $0.6 million ($0.4 million for the three ended March 31, 2025).

Deferred and restricted share units (“DSU” and “RSU”)

The following table summarizes the DSU and RSU movements:

	2026		2025
	DSU	RSU	DSU	RSU
Outstanding – Beginning of period	817,797	1,784,632	606,463	1,219,125
Granted	—	—	288,397	1,279,100
Settled	—	—	(77,063)	(385,685)
Forfeited	—	(36,123)	—	(327,908)
Outstanding– End of period	817,797	1,748,509	817,797	1,784,632
Vested – End of period	529,400	—	529,400	—

The total share-based compensation expense related to the Company’s DSU and RSU plans for the three months ended March 31, 2026 was $0.5 million (nil for the three months ended March 31, 2025).

Osisko Development Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and 2025

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

10.	Fair value of financial instruments

Fair value measurement is determined using a three-level fair value hierarchy. Refer to Note 30 of the Company’s audited consolidated financial statements for the year ended December 31, 2025, which contain a description of these three levels.

The following table provides information about financial assets and liabilities measured at fair value in the consolidated statements of financial position and categorized by level according to the significance of the inputs used in making the measurements.

	2026
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements
Financial assets at fair value through profit or loss
Warrants on equity securities
Publicly traded mining exploration and development companies
Precious metals	—	—	593	593
Other minerals	—	—	397	397
Financial assets at fair value through other comprehensive loss
Equity securities
Publicly traded mining exploration and development companies
Precious metals	4,174			4,174
Other minerals	25,821	—	—	25,821
	29,995	—	990	30,985

	2025
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements
Financial assets at fair value through profit or loss
Warrants on equity securities
Publicly traded mining exploration and development companies
Precious metals	—	—	1,460	1,460
Financial assets at fair value through other comprehensive loss
Equity securities
Publicly traded mining exploration and development companies
Precious metals	2,426	—	—	2,426
Other minerals	11,610	—	—	11,610
	14,036	—	1,460	15,496

During the three months ended March 31, 2026 and 2025 there were no transfers among Level 1, Level 2 and Level 3.

11.	Segmented information

The operating segments are reported in a manner consistent with the internal reporting provided to the Chief Executive Officer (“CEO”) who fulfills the role of the chief decision-maker. The CEO is responsible for allocating resources and assessing performance of the Company’s operating segments. The chief decision-maker organizes and manages the

Osisko Development Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and 2025

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

business under geographic segments, being the acquisition, exploration and development of mineral properties. The assets related to the exploration, evaluation and development of mining projects are located in Canada and the USA:

	2026
	Canada	USA	Total

	$	$	$
Other assets (non-current)	26,405	51	26,456
Mining interests and property, plant and equipment	660,436	54,221	714,657
Exploration and evaluation	13,418	85,189	98,607
Total non-current assets (excluding investments)	700,259	139,461	839,720

	2025
	Canada	USA	Total
	$	$	$
Other assets (non-current)	15,791	2,123	17,914
Mining interests and property, plant and equipment	588,776	55,550	644,326
Exploration and evaluation	6,091	83,544	89,635
Total non-current assets (excluding investments)	610,658	141,217	751,875

	Canada	USA	Total
	$	$	$
For the three months ended March 31, 2026
Revenues	—	2,214	2,214
Cost of sales	—	(671)	(671)
Other operating costs	(676)	—	(676)
General and administrative	(10,214)	179	(10,035)
Impairment of assets	(493)	—	(493)
Operating (loss) income from continuing activities	(11,383)	1,722	(9,661)

For the three months ended March 31, 2025
Other operating costs	(7,054)	(1,709)	(8,763)
General and administrative	(5,261)	(1,022)	(6,283)
Impairment of assets	(25,793)	—	(25,793)
Operating loss from continuing activities	(38,108)	(2,731)	(40,839)

12.	Commitments

The Company has the following commitments as of March 31, 2026:

	Total(i)	Less than 1 year	1‑ 2 years	3-4 years
Purchase obligations	2,435	2,435	—	—
Capital commitments	180,332	118,678	48,904	12,750
Total	182,767	121,113	48,904	12,750

(i) The timing of certain capital payments is estimated based on the forecasted timeline of the projects. Certain commitments can be canceled at the discretion of the Company with little or no financial impact.

Osisko Development Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and 2025

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

13. Asset held for sale and discontinued operations

On November 24, 2025, the Company entered into an agreement to sell its 100% interest in the San Antonio Gold Project, located in Sonora, Mexico to Axo Copper Corp. (“Axo”). Pursuant to the Purchase Agreement, Axo acquired Sapuchi, which holds a 100% interest in the mineral concessions comprising San Antonio (the “disposal group”).

The disposal group was classified as assets held for sale and discontinued operations in the fourth quarter of 2025. Upon closing of the transaction on January 27, 2026, the Company received 15,325,841 common shares of Axo. Subsequent to closing, the Company received an additional 2,363,516 Axo common shares pursuant to an anti‑dilution provision triggered by a qualifying financing.

In addition, the Company is entitled to certain contingent deferred consideration, including (i) a cash payment equal to 70% of any Mexican VAT refund relating to periods ending on or before closing, (ii) US$2 million payable in cash or Axo common shares upon Axo’s filing of a NI 43‑101 compliant feasibility study, and (iii) US$2 million payable in cash upon the first gold pour at the project. As a result of the closing, the assets and liabilities of the disposal group were derecognized from the Company’s consolidated statement of financial position.

The fair value of the consideration received at disposal was estimated at approximately $15.6 million. This amount comprises $11.8 million attributable to the Axo common shares received at closing, measured based on Axo’s market price on the closing date; $2.2 million related to the additional Axo shares issued pursuant to the qualifying financing anti‑dilution provision; and $1.6 million representing the Company’s estimated recoverable portion of Mexican VAT receivable associated with periods up to the closing date.

As a result of the closing, the assets and liabilities of the disposal group were derecognized from the Company’s consolidated statement of financial position.

The San Antonio Gold Project has been classified as a discontinued operation as it represents a separate geographical area of operations for the Company, located in Mexico, and its activities can be clearly distinguished operationally and for financial reporting purposes from the Company’s other operations.

Net income from discontinued operations includes (i) a loss of approximately $0.5 million generated by Sapuchi’s operating results up to the date of disposal, (ii) a gain on disposal of approximately $37.3 million, representing the difference between the fair value of consideration received and the carrying value of Sapuchi’s net assets at the disposal date, and (iii) a loss of approximately $8.7 million resulting from the reclassification of the cumulative translation adjustment from other comprehensive income to profit or loss upon disposal.

Assets and Liabilities of the San Antonio disposal group (as of January 27, 2026):

2026
$

Current assets	4,224
Non-current assets	35,221
Total assets held for sale	39,445

Current liabilities	5,693
Non-current liabilities	55,433
Total liabilities associated with assets held for sale	61,126

Osisko Development Corp.

Notes to the Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2026 and 2025

(Unaudited)

(Tabular amounts expressed in thousands of Canadian dollars, except number of shares and per share amounts)

As a result of the closing of the transaction, all assets and liabilities of Sapuchi were derecognized, and no assets or liabilities related to Sapuchi are included in the Company’s consolidated statement of financial position as of March 31, 2026.

14. Subsequent events

On April 1, 2026, the Company granted an aggregate of (i) 1,104,400 share options of the Company, and (ii) 1,426,600 RSU of the Company to certain senior officers and non-executive employees, pursuant to the Company's Omnibus Plan.